Exhibit 99.1

ADVANCING TO PRODUCTION TSX: POM, NYSE MKT: PLM	390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

www.polymetmining.com

NEWS RELEASE	2012-7

POLYMET REPORTS FIRST QUARTER FISCAL 2013 RESULTS

Hoyt Lakes, Minnesota, June 14, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) today reported that it has filed its financial results for the three months year ended April 30, 2012. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds.

Financial Highlights

  Loss for the three months ended April 30, 2012 was $1.250 million compared with $1.319 million for the prior year period.
  General and administrative expenses excluding non-cash stock-based compensation in the three months to April 30, 2012 were $667,000 compared with $647,000 in the prior period. The increase reflects one-time costs of establishing the St Paul office, partially offset by reduced professional fees from the prior year period.

  At April 30, 2012 PolyMet had cash and cash equivalents of $10.934 million compared with $17.478 million at January 31, 2012.
  Under the November 2010 financing, Glencore is committed to purchase 5 million common shares of PolyMet at $2.00 per share no later than October 15, 2012. This $10 million equity is in addition to the April 30, 2012 balance sheet numbers.

  PolyMet invested $6.188 million cash into its NorthMet project during the three months ended April 30, 2012, compared with $2.914 million in the prior year period.
  The three months to April 30, 2012 includes $2.092 million for the previously announced purchase of wetland credit rights and reflects focused activity to complete the technical work supporting preparation of the supplemental draft Environmental Impact Statement.

  From 2003 through April 30, 2012 PolyMet has spent $43.237 million on environmental review and permitting, of which $36.823 million has been since completion of the Definitive Feasibility Study in 2006.

Key Statistics

(in '000 US dollars, except per share amounts)
Balance Sheet	April 30, 2012	January 31, 2012
Cash and equivalents	$10,934	$17,478
Working capital	9,509	16,375
Total assets	192,815	189,571
Long term liabilities	54,064	54,698
Shareholders' equity	136,083	132,366

Income Statement	Three months ended April 30,
	2012	2011
General and administrative expense excluding
non-cash share-based compensation	$667	$647
Non-cash share-based compensation	616	536
Other loss (income)	(33)	136
Loss for the period	$1,250	$1,319
Income (loss) per share	$(0.01)	$(0.01)
Investing Activities
NorthMet Property	$6,188	$2,914
Weighted average shares outstanding	176,390,990	154,913,235

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
         _______________________
          Joe Scipioni, CEO

For further information, please contact:
Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

In connection with the forward-looking information contained in this news release, PolyMet has made numerous assumptions, regarding, among other things: the geological, metallurgical, engineering, financial and economic advice that PolyMet has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While PolyMet considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.